UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

NOVA LIFESTYLE, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
66979P102
(CUSIP Number)

Ya Ming Wong
c/o Nova Lifestyle, Inc.
6565 E. Washington Blvd.
 Commerce, CA 90040
(323) 888-9999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 66979P102

1.	Names of Reporting Persons. Ya Ming Wong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

Introductory Statement

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on July 6, 2011 (the “Initial Statement”), with respect to shares of common stock, par value $0.001 per share, of Nova Lifestyle, Inc. (the “Issuer”), a Nevada corporation.  Except as otherwise provided herein, each Item of the Initial Statement remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 1 is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 1 is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amendment and restated as follows:

(a)	See Items 11 and 13 of the cover page to this Amendment No. 1 for the aggregate number and percentage of common stock beneficially owned by the Reporting Person.

(b)
See Items 7 through 10 of the cover page to this Amendment No. 1 for the number of shares of common stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)
As of the filing of this Amendment No. 1, and within the sixty day period prior thereto, the Reporting Person has not engaged in any transaction involving the common stock of the Issuer other than as disclosed in Items 3 and 4 of this Amendment No. 1.

(d)	Inapplicable.

(e)	The Reporting Person ceased to be a beneficial owner of more than five percent of the Issuer’s common stock on December 28, 2016.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and restated in its entirety as follows:

The Reporting Person acquired 10,000 units issued by the Issuer, each unit constituting one share of the Issuer’s common stock and a warrant to purchase 15% of one share of the Issuer’s common stock at a purchase price of $1.50 per unit, in a private placement that closed on August 18, 2011.  The Reporting Person acquired 46,403 restricted shares of the Issuer’s common stock under a restricted stock award dated November 11, 2014, with 25% of such shares vesting on each of March 30, 2015; June 30, 2015; September 30, 2015; and December 31, 2015.  The Reporting Person acquired 100,000 restricted shares of the Issuer’s common stock under a restricted stock award dated March 21, 2016, with 25% of such shares vesting on each of March 30, 2016; June 30, 2016; September 30, 2016; and December 31, 2016.  The Reporting Person terminated his employment with the Issuer on October 3, 2016, and forfeited the 25,000 restricted shares of the Issuer’s common stock that were scheduled to vest on December 31, 2016.

The Reporting Person entered into a Stock Purchase Agreement dated December 28, 2016 (the “Stock Purchase Agreement”), by and between the Reporting Person and St. Joyal, to sell 4,973,903 shares of the Issuer’s common stock (the “Stock”) to St. Joyal.  Pursuant to the Stock Purchase Agreement, St. Joyal acquired the stock at a purchase price equal to the average closing price of the Issuer’s common stock during the seven trading days preceding Closing Date (as defined therein), or $2.11 per share.  The Stock Purchase Agreement contains customary representations, warranties and covenants by the Reporting Person and St. Joyal.  Each of St. Joyal on the one hand, and the Reporting Person on the other hand, agreed to indemnify each other for material inaccuracies, breaches of representations and warranties, and material breaches of the Stock Purchase Agreement.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the full text of the Stock Purchase Agreement, see Exhibit 99.2.

Item 7.          Material to Be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and restated as follows:

Exhibit Number	Description

99.1†	Share Exchange Agreement and Plan of Reorganization between Nova Lifestyle, Inc., and Nova Furniture Limited, dated June 30, 2011.

99.2	Stock Purchase Agreement between St. Joyal and Ya Ming Wong, dated December 28, 2016.

†	Previously filed with the Initial Statement.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: December 30, 2016	/s/ Ya Ming Wong
Name: Ya Ming Wong